

May 19, 2015

Via E-mail
Mr. Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890

**Re: Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-33067**

Dear Mr. Thatcher:

We have reviewed your May 1, 2015 response to our April 23, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(e) Fair Value of Financial Instruments, page 90

1. In your response to prior comment one you indicate that secondary thresholds, such as credit quality and geographic concentrations provide a basis for your expanded discussion and analysis within Item 7A. ASC 320-10-50-1B states that credit quality, business sector and geographic concentrations (among others) should be considered when determining whether it is necessary to break out a security type into greater detail in the financial statement footnotes. In this regard, your disclosure on page 65 shows that approximately 14% of your fixed maturity portfolio was rated lower medium grade or non-investment grade at December 31, 2014. Further, your disclosure on page 75 shows a significant portion of your corporate bonds within the financial sector and a significant portion of your municipal bonds as special revenue obligations. Please provide us an

analysis that considers these items and supports your determination that expanding the major security types within the notes is not warranted.

2. In your response to prior comment two your proposed disclosures state that depending on the security, some of the market inputs may not be relevant or additional inputs may be necessary. Therefore, it would appear that further disaggregation of these inputs by class would be more meaningful to investors. Please provide us the inputs used in your fair value measurement for each class of fixed maturity securities. Refer to ASC 820-10-50-2bbb.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant